

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Via E-mail
Mr. David Bernstein
Chief Executive Officer
AnythingIT Inc.
17-09 Zink Place, Unit 1
Fair Lawn, NJ 07410

> **Re: AnythingIT Inc.**
> **Registration Statement on Form S-1**
> **Filed May 10, 2011**
> **File No. 333-174109**

Dear Mr. Bernstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

General

1.   Please be advised that upon effectiveness of this registration statement, you will be subject to Section 15(d) of the Exchange Act. Unless you intend to register your common stock under Section 12 of the Exchange Act, please revise your disclosure to describe the limited reporting and compliance obligations that will be imposed on you upon effectiveness of the registration statement. If applicable, you should inform holders that you will not be a fully reporting company; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. In addition, provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope

of the regulations applicable to you is more limited than that which applies to fully reporting companies.

2.   As a related matter, we note that as of the date of this filing, you report that there were approximately 51 record owners of your outstanding common stock. Given that it appears reasonably likely that after your offering is commenced you will have less than 300 record shareholders, please tell us whether you considered including risk factor disclosure discussing the possibility that your periodic disclosure requirements may be suspended.

3.   We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. Tell us what consideration you have given to providing a paragraph that addresses the potential risks that are posed by those facts. We also note that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please advise what consideration you have given to these matters in preparing your risk factors. We also not the lack of disclosure regarding the expertise of your executive officers and directors relating to financial and accounting matters.

"We are subject to risks that our inventory may decline in value before we sell it or that we may not be able to sell…," page 4

4.   Please consider including quantitative disclosure about your inventory holding periods and the extent to which fluctuations in those periods and fluctuations in the prices of your inventory have affected your results. We note that your inventory, which consists of used computer equipment, is stated at the lower of cost or market and that you continue to review inventory for excess or obsolete inventory and write-down obsolete or otherwise unmarketable inventory to its estimated net realizable value. It appears that quantitative information regarding those matters would provide potential investors with a better understanding of the scope of this risk. In responding to this comment, please explain the events that led to the "timing differences" referenced on page 10 that you indicate were the cause of the 52% decrease in inventory levels from June 30, 2010 to December 31, 2010.

"We depend on federal government contracts and a loss of sales from these contracts will adversely our sales…," page 4

5.   We note that for the six months ended December 31, 2010, 29% of your sales were derived from the federal government or as subcontractors to prime contractors under federal government contracts. Please tell us whether any single government contract, or series of substantially identical contracts, with a single government agency, contributed in excess of 10 percent of your sales. To the extent any single contract or series of contracts with a single government agency contributed in excess of 10 percent of your

sales, please explain how you determined that the contract (or contracts) was not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Statements and Results of Operations

Results of Operations, page 9

Fiscal 2010 as compared to fiscal 2009

6.   Please expand your disclosures to provide more information and explanation as to the increase in your net sales from fiscal year 2009 and fiscal year 2010. This additional information should include the number of new customers (if any) and the average spending levels of both your new and existing customers. We refer you to Section III.B of SEC Release 33-8350. We note the increase in your customer deposits during this period. We also note that you attribute the "relatively flat" net sales for the three months ended December 31, 2010 as compared to the three months ended December 31, 2009, and the decrease in net sales for the six months ended December 31, 2010 as compared to the six months ended December 31, 2009 to clients delaying the retirement of legacy IT products as a result of financial and/or budget restraints as well as a reduction in values of, and overall demand within, the used IT marketplace.

Our Business

The Industry, page 13

7.   Please provide us with a copy of the Gartner, Inc. and IDC research reports that you rely upon as sources for market data disclosed on page 13. Also, mark the reports to highlight the sections thereof that you rely upon in attributing the statements to Gartner and IDC. Please confirm, if true, that the reports were not commissioned by you or prepared for use in your registration statement.

Certain Relationships and Related Party Transactions, page 22

8.   With regards to the February 2010 Stock Repurchase Agreement with Mr. Hausig, please describe the factors considered in determining the per share purchase price and other material terms of the stock purchase agreement.

Financial Statements

9.   As a reminder, please update your financial statements in your next filing to include your results for the nine months ended March 31, 2011.

Statements of Cash Flows, page F-4

10.   Revise the caption from "income from operations" to "net income" pursuant to ASC 230-10-45-2.

Financial Statements for the Three and Six Months Ended December 31, 2010 and 2009

Notes to Financial Statements, page F-5

11.   Revise to indicate that the interim financial statement footnotes are unaudited.

Note 2. Basis of Presentation and Summary of Significant Accounting Principles

Significant Accounting Policies

Cash and Cash Equivalents, page F-6

12.   We note your disclosure that you consider all highly liquid investments with original maturities of <u>six months</u> or less to be cash equivalents. Tell us how you considered the provisions of ASC 305-10-20 in making this determination. In this regard, only investments with original maturities of three months or less qualify as cash equivalents.

Earnings per share, page F-8

13.   Revise to provide the disclosures outlined in ASC 260-10-50-1 for all periods presented. In addition, please indicate how you evaluated the Series B warrants in determining your earnings per share.

Financial Statements for the Years Ended June 30, 2010 and 2009

Notes to Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Principles

Significant Accounting Policies

Use of Estimates, page F-22

14.   We note your disclosure that you rely on assumptions such as volatility, forfeiture rate, and expected dividend yield when deriving the fair value of share-based compensation. However, we note your disclosure on page F-33 that the Company does not have any warrants, options or other rights to acquire shares of your common stock outstanding, and that no option grants have been made under the 2010 Equity Compensation Plan. Based on your disclosures on page F-32, it appears that your share-based compensation consists of shares of common stock granted as compensation for services. Please clarify the composition of your share based compensation and how the fair value was determined.

Revenue Recognition, F-24

1. We note your disclosures on pages 14 and 15 that you provide a range of services, including detailed analysis of retired equipment, remarketing activities, logistics and transportation services and data erasure and destruction, and that your contracts include fixed fee services as well as contracts that anticipate a specified volume of legacy IT equipment. Please further disclose the nature of your revenue arrangements, the fees you earn and the accounting policies you follow, including the following:

    *   Whether you consider any of your arrangements to be multiple element arrangements in accordance with ASC 605-25 or ASC 985-605 and how you account for these arrangements. In this regard, disclose whether you consider the elements within these arrangements to be separate units of accounting. If so, disclose how you have determined fair value of the elements within these arrangements;

    *   Whether fees are paid up front, as services are provided, or upon completion of services, and when revenue is recognized for each of these fees;

    *   Whether the Company is responsible for refunding any fees under any circumstances, and how you account for these obligations; and

    *   The terms of the "other payment arrangements with clients" that you disclose on page F-24.

15. We note your disclosure on page 14 that your Recycle Tomorrow program was modeled after an extended warranty service that your clients can resell alongside any new equipment sales to their clients. Please further disclose the terms of these arrangements, the fees you earn and the accounting policies you follow, including your policies for estimating and accounting for costs incurred under these arrangements.

Shipping and handling cost, page F-24

16. Tell us and disclose the line-item where you classify the cost of shipping and handling. See ASC 605-45-50-2.

New Accounting Standards, page F-26

17. Tell us what consideration you gave to disclosing the impacts of FASB Update No. 2009-13, *Revenue Recognition (Topic 605)-Multiple Deliverable Arrangements a consensus of the FASB Emerging Issues Task Force,* issued in October 2009, and FASB Update No. 2009-14, *Software (Topic 985)-Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force*, issued in October 2009.

Part II. Item 15. Recent Sales of Unregistered Securities, page II-1

18.   With respect to the unregistered sales in October 2010, January and February of 2011 and March 2011, please identify the exemption from registration you relied upon. Although we note that you identify these offerings as 'private placements" it is unclear whether you relied on Section 4(2) only or also relied on provisions of Regulation D with regard thereto. Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        James M. Schneider, Esq.
        Schneider Weinberger LLP